Exhibit 99.2

Players Network Goes Gorilla

Tuesday September 26, 9:00 am ET

Signs Gorilla Nation to Be Its Advertising Representation Firm

LAS VEGAS, Sept. 26 /PRNewswire-FirstCall/ -- The Players Network, Inc (OTC Bulletin Board: PNTV - News), your gambling lifestyle channel, announced today that it has signed a national advertising agreement with Gorilla Nation Media to bring major sponsors and advertisers to its web and cable TV properties. The agreement will allow Gorilla Nation, the world's largest online ad rep firm, to sell advertising that will pre-roll and post-roll on all Players Network's programming and video content, as well as traditional banner-type ads on www.PlayersNetwork.com, providing the company with an ongoing advertising revenue stream.

Mark Bradley, President and CEO of Players Network states, "In August, 1,168,000 Players Network videos were viewed across the company's multiple distribution platforms that include its "Vegas On Demand" Channel in 12 million Comcast Digital Cable homes, and its numerous Internet Broadband distribution platforms. Our escalating viewership numbers will allow Gorilla Nation to present effective Players Network sponsorship and advertising packages to premium brands interested in reaching the valuable gaming lifestyle consumer."

"Players Network offers a unique slate of online and cable TV programming that reaches an upscale demographic sought out by many leading advertisers," added Richard Rocca, Gorilla Nation's Vice President of Business Development. "We look forward to making them a significant part of our portfolio and are already including them in several upcoming media buys."

For further information, please contact Players Network at (702) 895-8884 or Gorilla Nation at (310) 449-1890.

About Players Network, Inc:

Players Network is a Media, Marketing and Merchandising Company focusing on the Gaming Lifestyle, producing and distributing original content for its own VOD Channel on Comcast in ten-million homes, for its Broadband Network at www.playersnetwork.com or DVD Home Video, mobile platforms, and through worldwide television syndication. Players Network has a 10-year history of providing consumers with quality gaming lifestyle content, and the gaming industry with strategic partnership services in Las Vegas, Atlantic City, and throughout the worldwide gaming industry.

About Gorilla Nation Media, LLC:

Gorilla Nation (www.gorillanation.com) is the world's largest online advertising sales representation company. It exclusively represents over 400 leading web publishers, and sells integrated media and promotional programs to Fortune 500 brand advertisers. Working closely with its web publisher partners, GN's expertise within select vertical markets provides advertising clients the ability to build high impact, integrated, rich media programs across one or more properties to deliver superior audience reach. The company is committed to delivering exceptional customer service, optimization and execution of creative media and promotional programs. Founded in 2001, GNM is headquartered in Los Angeles with offices in New York, Chicago, Detroit, Toronto and London. Gorilla Nation is a Pegasus Media internet company.

Forward-looking Statement

Forward-looking statements in this report are made pursuant to the 'safe harbor' provisions of the Private Securities Litigation Reform Act of 1995. We wish to advise readers that actual results may differ substantially from such forward-looking statements. Forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those expressed in or implied by the statements, including, but not limited to, the following: our ability to meet our cash and working capital needs, our ability to successfully market our product, and other risks detailed in our periodic report filings with the Securities and Exchange Commission.